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17009623

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2015 (MM/DD/YY) AND ENDING April 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INSTREAM PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Oakmead Pkwy
(No. and Street)

Sunnyvale	CA	94085
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Schlosinger — (415) 335-6487
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OUB

OATH OR AFFIRMATION

I, John Durden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InStream Partners LLC, as of April 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

9-14-16

Signature

CFO

Title

9/14/2016

Notary Public

NISHA RANI SINGH
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2072590
ALAMEDA COUNTY
My Comm. Exp. July 22, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INSTREAM PARTNERS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
REQUIRED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION

INCLUDING INDEPENDENT AUDITOR'S REPORT THEREON

FOR THE YEAR-ENDED APRIL 30, 2016

CONTENTS

Edward Richardson Jr., C.P.A.
15565 Northland Drive. Suite W 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Instream Partners, LLC
545 Middlefield Road, Suite 150
Menlo Park, CA 94025

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Instream Partners, LLC as of April 30, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Instream Partners, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Instream Partners, LLC as of April 30, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Instream Partners, LLC financial statements. Supplemental Information is the responsibility of Instream Partners, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form

and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
September 12, 2016

InStream Partners LLC
Statement of Financial Condition
April 30, 2016

Assets

Cash	$	560
Fees receivable		21,000
Total assets	$	21,560

Liabilities and Members' Equity

Liabilities:		
Total liabilities		-
Member's equity:		
Member's Equity		21,560
Total liabilities and members' equity	$	21,560

See Accompanying Notes to Financial Statements

InStream Partners LLC
Statement of Operations
Year Ended April 30, 2016

Revenues:	
Advisory and Consulting Fees	$ 218,995
Valuation Fees	4,095
Other	2,409
Total revenues	225,499
Expenses:	
Consulting Fees	67,846
Professional fees	1,800
Regulatory Fees	4,873
Communication	5,693
Rent	7,911
Travel and Entertainment	1,666
Taxes, dues, other expenses	5,178
Total expenses	94,967
Net income	$ 130,532

InStream Partners LLC
Statement of Cash Flows
Year Ended April 30, 2016

Cash flows from operating activities:	
Net income	$ 130,532
Adjustments to reconcile net income to net cash provided by operating activies:	
Decrease in accounts receivable	383,872
Increase in accounts payable	(156,215)
Net cash provided by operating activities	358,189
Cash flows provided by investing activities	
Decrease in advances to officers	
Cash flows from financing activities	
Member Contributions	11,987
Member Distributions	(371,768)
Net cash provided by financing activities	(359,781)
Net cash increase for the period	(1,592)
Cash, beginning of year	2,152
Cash, end of year	$ 560

See Accompanying Notes to Financial Statements

InStream Partners LLC
Statement of Changes in Ownership Equity
Year Ended April 30, 2016

Members' Equity, beginning of period	$	250,809
Plus: Net Income	$	130,532
Plus: Member Contributions	$	11,987
Less: Member Distributions	$	(371,768)
Members' equity, end of period	$	21,560

InStream Partners LLC
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended April 30, 2016

There are no Subordinated Liabilities

INSTREAM PARTNERS LLC
Notes to the Financial Statements
As of and for the Year-Ended April 30, 2016

NOTE A - Summary of Business and Significant Accounting Policies

Business

INSTREAM PARTNERS LLC (the "Company") is a California Limited Liability Company formed in December 1, 2000. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Method of Accounting

The Company has prepared these financial statements in conformity with accounting principles generally accepted in the United States, and uses the cash method of accounting for income tax purposes.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Revenue Recognition

Revenue and related expenses arising from consulting and advisory accounts are recorded on an accrual basis.

Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the member for inclusion in the member's income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statement. If the Company Ire to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as as other factors.

NOTE A - Summary of Business and Significant Accounting Policies (continued)

With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2010.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Indemnifications

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant such contracts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At APRIL 30, 2016, the Company had net capital of $12,470 which was $7,470 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

6. SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the

NOTE A - Summary of Business and Significant Accounting Policies (continued)

supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenues.

7. Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through September 12, 2016, which is the date the financial statements Ire available to be issued. Based upon this review, it was noted that at the end of June, the Company fell below the minimum net capital level, with a net capital of ($101). On July 17, 2016, the Managing Member made a capital contribution in the amount of $6,600 thereby putting the firm back into compliance with the Net Capital Rule.

SUPPLEMENTARY INFORMATION

INSTREAM PARTNERS LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended April 30, 2016

Computation of Net Capital

Members' Equity		$ 21,560
Non-Allowable Assets	$ 9,100	
Total Non-Allowable	$ 9,100	
Net Allowable Capital		$ 12,470

Computation of Net Capital Requirement

Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	$ 5,000
Net Capital Requirement	5,000
Excess Net Capital	7,470

Computation of Aggregate Indebtedness

Aggregate Indebtedness	$ 0.00

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of April 30, 2016	$ 12,470	
Adjustments		
Increase (Decrease) in Equity	0.00	
(Increase) Decrease in Non-Allowable Assets		0.00
Net Capital per Audit	$ 12,470	
Reconciled Difference	0.00	

SCHEDULE II

INSTREAM PARTNERS LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
April 30, 2016

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

INSTREAM PARTNERS LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
April 30, 2016

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

REPORT ON BROKER DEALER EXEMPTION

For the year ended April 30, 2016

See accountant's audit report

INSTREAM PARTNERS LLC
1290 Oakmead Pkwy, Ste 118
Sunnyvale, CA 94085

September 12, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE April 30, 2016

Dear Mr. Richardson Jr.,

Please be advised that Instream Partners, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of May 1, 2015 through April 30, 2016. Instream Partners, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (consulting and advisory). Instream Partners, LLC's past business has been of similar nature and has complied to this exemption since its inception, December 1, 2000.

John Schlesinger, the president of Instream Partners, LLC has made available to Edward Richardson Jr., CPA all records and information including all communications from regulatory agencies received through the date of this audit April 30, 2016.

John Schlesinger has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Instream Partners, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (415) 335-6467.

Very truly yours,

Instream Partners, LLC
John Durden
CFO

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

September 12, 2016

Board of Directors
Instream Partners, LLC
545 Middlefield Road, Suite 150
Menlo Park, CA 94025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Instream Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Instream Partners, LLC., claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Instream Partners, LLC., stated that Instream Partners, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception Instream Partners, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly. included inquiries and other required procedures to obtain evidence about Instream Partners, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

INSTREAM PARTNERS LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

APRIL 30, 2016